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SEC
Mail Processing
Section
MAR 01 2019
Washington DC
413

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34918

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 AND ENDING 12/31/18
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Meeschaert Capital Markets

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 Madison Avenue 28 FL
(No. and Street)

New York | NY | 10022
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gregori A. Volokhine 212-823-0800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith and Brown
(Name -- *if individual, state last, first, middle name*)

1411 Broadway Ave | New York | NY | 10018
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Gregori A. Volokine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Meeschaert Capital Markets, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MEESCHAERT CAPITAL MARKETS, INC.
(A WHOLLY-OWNED SUBSIDIARY OF
MEESCHAERT CORPORATION)

Statement of Financial Condition
Pursuant to Rule 17a-5 under
The Securities and
Exchange Act of 1934

December 31, 2018

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Stockholder of
Meeschaert Capital Markets, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Meeschaert Capital Markets, Inc. (the "Company"), as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2017.

New York, New York

February 26, 2019

Meeschaert Capital Markets, Inc.
(A Wholly-Owned Subsidiary of
Meeschaert Corporation)

Statement of Financial Condition
December 31, 2018

Assets	
Cash	$ 435,575
Clearing deposit	37,016
Accounts receivable	300,000
Due from affiliate	16,244
Prepaid expenses	5,719
Furniture and equipment, net of accumulated depreciation	1,803
Receivable from broker	649
TOTAL ASSETS	$ 797,006
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 12,749
Due to parent	31,751
Total liabilities	44,500
Stockholder's Equity	
Capital stock	100
Additional paid-in capital	1,539,568
Accumulated deficit	(787,162)
Total stockholder's equity	752,506
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 797,006

See Notes to Financial Statements

Meeschaert Capital Markets, Inc.
(A Wholly-Owned Subsidiary of
Meeschaert Corporation)

Notes to Statement of Financial Condition
December 31, 2018

1. Organization and Operation

Meeschaert Capital Markets, Inc. (the "Company") is incorporated under the laws of the State of Texas and is a wholly-owned subsidiary of Meeschaert Corporation (the "Parent"). In turn, the Parent is wholly-owned by SEGFM Societe D'Etudes Etde Gestion Financiere Meeschaert ("SEGFM"), located in France. The Parent is an affiliate of Meeschaert Asset Management (France) ("MAM").

The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates as an introducing broker under Securities Exchange Act of 1934 SEA Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer.

The majority of the Company's introduced securities commission business is dependent upon a small number of customers of MAM in France. All of the Company's media income is dependent upon an agreement between SEGFM and the Company.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements has been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly actual results could differ from those estimates.

Cash

For purposes of the statement of cash flows, the Company considers all highly liquid investment instruments with a maturity of three months or less at the time of purchase to be cash equivalents.

Receivable from Broker

In the normal course of business, substantially all of the Company's introduced securities transactions, money balances and security positions are transacted through the Company's clearing broker. The Company is subject to credit risk to the extent that the clearing broker with which it conducts business is unable to fulfill contractual obligations on its behalf.

2. Summary of Significant Accounting Policies *(continued)*

Accounts Receivable

Accounts receivable are carried at the amounts billed to customers, net of the allowance for doubtful accounts, which is an estimate for credit losses based on a review of all outstanding amounts. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables by considering each customer's financial condition, credit history and the potential effect of current economic conditions. Accounts receivable are written off when deemed uncollectible after reasonable collection efforts. Recoveries of accounts receivable previously written off are recorded when received.

Furniture and Equipment, net

Furniture and equipment is recorded at cost. Depreciation is recorded using the straight line method over periods ranging from 3 to 7 years. The cost of retired property and the related accumulated depreciation is removed from the accounts, and any loss is recorded as a charge to operations. Maintenance and repair costs are expensed as incurred.

Revenue Recognition

Effective January 1, 2018, the Company adopted Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers and the additional related ASUs (Topic 606), which replaces existing revenue guidance and outlines a single set of comprehensive principles for recognizing revenue under GAAP. The Company elected the modified retrospective method upon adoption with no impact to the opening retained earnings or revenue reported.

The adoption of ASC 606 represents a change in accounting principle that will more closely align revenue recognition with the delivery of the Company's goods and services and will provide the financial statement readers with enhanced disclosures.

These standards provide guidance on recognizing revenue, including a five-step method to determine when revenue recognition is appropriate.

Step 1: Identify the contract with the customer
Step 2: Identify the performance obligation in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to the performance obligations
Step 5: Recognize revenue as the Company satisfies a performance obligation

Security commission revenue and expense on introduced securities transactions are recorded on a trade date basis. The Company believes that the sole performance obligation is satisfied when the underlying financial instrument or purchaser is identified, pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Commission fees are billed to the customer after trades are executed. Payment of the fees were received in a timely manner.

2. Summary of Significant Accounting Policies *(continued)*

Significant judgments

Revenue from contracts with customers includes fees from media appearances, commission sharing and securities commissions from affiliated entities. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Disaggregation of revenue can be found on the statement of operations as of December 31, 2018 by revenue stream.

The Company had an outstanding receivable of $300,000 from contracts with customers at December 31, 2018 and no outstanding contract assets or liabilities at January 1, 2018 and December 31, 2018.

Employee Compensation and Benefits

Employee compensation and benefits are expensed in the current year for services rendered.

Income Taxes

The Company is incorporated in the United States and files a federal corporate income tax return and state and local income tax returns. Income taxes are accounted for using the liability method. Under this method, income taxes are provided for taxes currently payable and those deferred due to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis.

The Company recognizes the effect of income tax positions only when they are more likely than not of being sustained. At December 31, 2018, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company is no longer subject to U.S. federal, state or local income tax audits for periods prior to 2015.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted. The Company has evaluated the effect that ASU 2016-02 will have on its financial statements and related disclosures. The Company believes the impact of the ASU is minimal. Reclassification of Prior Year Presentation

Subsequent Events

Management has evaluated subsequent events for disclosure and/or recognition in the financial statements through February 26, 2019 the date the financial statements wre available to be issued.

3. Furniture and Equipment, net

At December 31, 2018, the classes of furniture and equipment and the related accumulated depreciation are as follows:

	Cost	Accumulated Depreciation	Net
Furniture	$ 89,734	$ 88,865	$ 869
Equipment	127,970	127,036	934
	$ 217,704	$ 215,901	$ 1,803

4. Related Party Transactions and Commitments

Occupancy

The Parent entered into a new lease agreement for office space at 444 Madison Avenue, whereby the Company shares the expense, under an expense sharing arrangement, with its Parent to make monthly payments of $5,077 to the Parent. Rent expense charged to operations during 2018 amounted to $60,925 and is included in Occupancy and equipment costs on the Statement of Operations.

Expense Reimbursement to Parent

The amount due to Parent as of December 31, 2018 amounted to $31,751 which represented invoices paid by the Parent on behalf of the Company and rent expense. In 2018 the Company paid $52,072 to the Parent in connection with these expenses.

Expense Sharing with Affiliate

The Affiliate (Meeschaert Financial Services) and the Company entered into an expense sharing agreement for the usage of a Bloomberg service platform and other office expenses. The Company allocates 50% of all Bloomberg expenses to the Affiliate. Total expense charged to the Affiliate during 2018 amounted to $32,115. As of December 31, 2018, total due from Affiliate is $15,839. Another affiliate (Anchor) owes the Company $405 unrelated to the expense sharing agreement with Meeschaert Financial Services.

5. Concentration of Credit Risk

The Company is subject to concentrations of credit risks which consist of cash and cash equivalents and receivable from broker. The Company maintains its cash accounts with qualified financial institutions. The Company's management monitors the financial condition of the broker and does not anticipate any losses. During the year ended December 31, 2018 all of the Company's commission sharing revenues were from two customers.

6. Off-Balance Sheet Risk

In the normal course of business, the Company introduces, as an agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the clearing broker, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amounts of the transaction. The Company's counterparties include U.S. and foreign customers, brokers and dealers that are members of regulated exchanges. The Company does not anticipate nonperformance by such customers or financial institutions; however, the Company's policy is to monitor its market exposure and counterparty risk.

7. Capital Stock

The Company is authorized to issue 20,000 shares of preferred stock with no par value. No preferred stock is issued or outstanding.

8. Income Tax

Deferred income taxes relate to the differences arising from the different accounting methods for financial reporting and the income tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. The principal components of the Company's deferred tax asset at December 31, 2018 are net operating losses, accumulated depreciation, charitable contributions and unrealized (gains)/losses.

Realization of deferred tax assets is dependent upon future taxable income, the timing and amount of which are uncertain. The Company recorded a full valuation allowance against its deferred tax asset. The Company's net deferred tax asset is summarized as follows:

	2018
Gross deferred tax asset	$ 270,352
Valuation allowance	(270,352)
Net deferred tax asset	$ -

The Company has available operating loss carryforwards sufficient to offset future taxable income. At December 31, 2018, the Company had federal net operating loss carryforwards ("NOL") of approximately $847,000, which begin expiring in 2029.

9. Retirement Plan

The Company maintains a 401(k) retirement plan (the "Plan"), which covers qualified employees. The Company's discretionary contribution to the plan is based on a percentage of employees' contributions. The Company did not contribute to the Plan during 2018.

10. Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule (SEA Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the Rule provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had net capital of $418,931, which was $413,931 in excess of its minimum requirement. The Company's net capital ratio was 0.11 to 1 as of December 31, 2018.